

TENNENBAUM CAPITAL PARTNERS LLC

July 13, 2012

Kevin Rupert
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4720

Re: Special Value Continuation Fund, LLC (File No. 811-21936), and Special Value Opportunities Fund, LLC (File No. 811-21603) (together, the "Registrants")

Dear Mr. Rupert:

I am writing in response to your phone call on July 12, 2012 to Paul L. Davis, Chief Financial Officer of the Registrants, regarding the Registrants' Forms N-PX for the reporting period from July 1, 2010 through June 30, 2011 (the "Reporting Period"). You inquired whether Forms N-PX had not been filed for the Reporting Period, and, if not, whether such Forms N-PX should have been filed.

We acknowledge that the Registrants should have filed Forms N-PX for the Reporting Period. The omission was inadvertent, and we regret the oversight. Following discovery of the omission, the Registrants filed Forms N-PX for the Reporting Period on July 13, 2012. The Registrants have implemented improved controls to ensure that Forms N-PX are filed on a timely basis going forward.

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosures in their filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and that the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, on behalf of the Registrants, we thank you for your inquiry. We hope the foregoing responses are satisfactory.

Sincerely,

/s/ Elizabeth Greenwood

Elizabeth Greenwood
Chief Compliance Officer
Special Value Continuation Fund, LLC
Special Value Opportunities Fund, LLC